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9 November 2004


Kinross Gold Corporation
Suite 5200
Scotia Plaza
40 King Street West
Toronto
Ontario M5H 3YZ
Canada ("KINROSS")


STRICTLY PRIVATE AND CONFIDENTIAL

Dear Sirs

1.      PROPOSED ACQUISITION OF RIO PARACATU MINERACAO S.A. SHARES AND OTHER
        ASSETS

We write to confirm the terms which have been agreed between us for our disposal of our indirect interest in Rio Paracatu Mineracao S.A ("RPM").

Subject to the terms of this letter agreement, we will:

o procure the disposal by Rio Tinto Brazilian Investments Limited and Rio Tinto Brazilian Holdings Limited (together the "VENDORS") of the entire issued share capital of Morro do Ouro Investimentos S.A. ("MOI") after the reorganization described in 3(a) is fully implemented;

o sign a transfer agreement to transfer the floating rate notes (tranches 2, 3 and 5) issued by RPM on, respectively, 17 July 1996, 22 January 1997 and 13 May 1999 (the "NOTES") and held by Rio Tinto European Holdings Limited ("RTEH"); and

o sign a transfer agreement to transfer any additional loans made by us or our affiliates to RPM between the date of this letter agreement and the date of the Sale Agreement (the "ADDITIONAL LOANS"),

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(together the "PROPOSED DISPOSAL") to TVX Participacoes S.A., and/or one of your other wholly owned subsidiaries (the "PURCHASER") and you will agree to procure that the Purchaser acquires the same.

This letter agreement is intended to be legally binding.

2.      CONDITIONS

This letter agreement is subject to agreement between the parties on all documentation in respect of the Proposed Disposal, which documentation includes an agreement for the sale of the shares in MOI (the "SALE AGREEMENT"), to be governed by English law, and satisfactory completion of due diligence by the Purchaser in respect of the Proposed Disposal in the scope and subject to the time scale as described in paragraph 5(a).

3.      THE TERMS OF THE PROPOSED DISPOSAL

(a)     [Information Omitted]

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(b)     Subject to paragraphs 2 and 3(a), the Proposed Disposal will be made
        (inter alia) on the following terms:

        (i) the Sale Agreement will be completed on 31 December 2004, subject to satisfaction or waiver by the party entitled to waive of any condition precedent contained therein. You agree that completion will not be conditional in any way upon your or your affiliates' financing of the acquisition of the shares in MOI, the Notes or the Additional Loans.

        (ii) The initial consideration for the sale of the shares in MOI and the transfer to the Purchaser of the principal amount of the Notes (and all interest accrued and unpaid thereon up to completion of the Proposed Disposal) will be an aggregate amount of US$260,000,000 (the "INITIAL CONSIDERATION"), plus an amount of US$750,000 in respect of the principal amount of the Additional Loans (and interest accrued and unpaid thereon up to completion of the Proposed Disposal), payable in US dollars in cash by the Purchaser in cleared funds on completion by transfer to a bank account offshore Brazil nominated by us. All payments made to us or the Vendors by you or the Purchaser (including the Initial Consideration and any adjustment under paragraph (iii) below) or made by us or the Vendors to you or the Purchaser pursuant only to the adjustment described in paragraph (iii) below will be made free and clear of and without deduction or withholding for or on account of any and all taxes, deductions and other withholdings and if you, the Purchaser or we or the Vendors are required by law to make any such payment subject to any such deduction or withholding, the sum(s) payable shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, we or the Vendors or you or the Purchaser (as appropriate) receive and retain (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum(s) we, they or you would have received and so retained had no such deduction or withholding been made or required to be made, [Information omitted]

        (iii)

                o An adjustment will be made to the Initial Consideration after completion to reflect 100% of the working capital of MOI and its wholly owned subsidiaries (being for the purposes of this letter agreement MOEM and Rio Santo Antonio Empreendimentos Minerais S.A.) and 51% of the working capital of RPM as at completion (together the "ADJUSTMENT AMOUNT").

                o Working capital will be the current assets less current liabilities, subject to any specific policies as may be agreed between the parties.

                o If the Adjustment Amount is negative (so as to show overall a greater amount of current liabilities than current assets) the Vendors will pay to

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                        the Purchaser an amount equal to the Adjustment Amount
                        and if the Adjustment Amount is positive (so as to show overall a greater amount of current assets than current liabilities) the Purchaser will pay to the Vendors an amount equal to the Adjustment Amount.

                o The working capital of each of MOI, its wholly owned subsidiaries and RPM will be calculated on the basis of the statutory accounts for MOI and its subsidiaries (including RPM) for year ending 31 December 2004 (which will be prepared and signed off by the auditors of MOI, its wholly owned subsidiaries and RPM without any undue delay) adopting the same accounting principles, policies, treatments and categorisations as used in the last statutory accounts of MOEM (in the case of MOI and its wholly owned subsidiaries) and RPM (in the case of
                        RPM), save for certain specific policies to be agreed between the parties which will take precedence.

                o Such specific policies will include (A) an exclusion from current liabilities in the accounts of RPM of the principal amount of short term loans (including the Notes but not the Additional Loans) provided by us or our affiliates to RPM and the principal amount of short term loans (including all floating rate notes equivalent to the Notes and the Additional Loans) provided by Kinross or its affiliates to RPM and (B) an exclusion from current liabilities in the accounts of RPM of interest on short term loans provided by us or Kinross or our respective affiliates to RPM (including the Notes, the Additional Loans and the short term loans provided by Kinross or its affiliates equivalent to the Notes and Additional Loans) in relation only to interest accrued and unpaid up to completion of the Sale Agreement. It is acknowledged that there is a debt owed by Rio Tinto Brasil Ltda to MOI as at the date of this letter agreement. It is the intention of the parties that Rio Tinto Brasil Ltda will repay such debt prior to the date of the Sale Agreement and it is agreed that the Vendors or one of their affiliates will receive an amount equal to the full amount of such debt (plus interest accrued thereon) in a manner to be agreed between the parties.

                o The Purchaser and the Vendors (and/or their respective accountants) will calculate the aggregate amount of working capital and the relevant party will pay the relevant amount within 30 days of the date of finalisation of such statutory accounts of MOI, its wholly owned subsidiaries and RPM (and in any event before 28 February 2005), save in the event of a bona fide dispute which will be referred to an independent accountant (acting as expert) for final resolution. Such independent accountant will be asked to decide which of the parties' calculation of working capital most closely approximates the working capital and that party's calculation shall be the working capital for the purposes of the Sale Agreement.

                o Payment of any amount to the Vendors as a result of such adjustment will be made in US dollars in cash in cleared funds by transfer to a

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                        bank account offshore Brazil nominated by us. Payment of
                        any amount to the Purchaser as a result of such adjustment will be made in US dollars in cash in cleared funds by transfer to a bank account nominated by the Purchaser.

        (iv) You will guarantee the obligations (including as to payment) of the Purchaser and RTEH will guarantee the payment obligations of the Vendors in respect only of any claim made by the Purchaser under the warranties [Information omitted]

        (v) The Vendors will provide limited warranties to the Purchaser as at the date of the Sale Agreement only as to:

                1. due incorporation, corporate power and authority to complete the disposal, in respect of the Vendors and RTEH;

                2. due incorporation, in respect of MOI and its wholly owned subsidiaries;

                3. so far as the Vendors are aware, the transaction not violating or conflicting with other agreements to which MOI or its wholly owned subsidiaries are a party or laws binding on it;

                4. MOI and its wholly owned subsidiaries not being insolvent or their assets being subject to seizure as at the date of the Sale Agreement;

                5. the Vendors being registered and beneficial owners of the shares in MOI free and clear of any and all encumbrances as at the date of the Sale Agreement;

                6. as at the date of the Sale Agreement, no current legal proceedings or judgements nor (so far as the Vendors are aware) pending or threatened legal proceedings or judgments, in respect of MOI or its wholly owned subsidiaries;

                7. there being no agreements giving rise to brokers' fees at the date of the Sale Agreement which are payable by MOI or its wholly owned subsidiaries;

                8. the statutory accounts of MOEM as at 31 December 2003 showing a true and fair view of the state of affairs of MOEM as at that date and the management accounts of MOI and its other wholly owned subsidiary as at 31 October 2004 presenting fairly, in all material respects, the financial position of MOI and its other wholly owned subsidiary as at that date;

                9. so far as the Vendors are aware, all taxation required to be paid by MOI or its wholly owned subsidiaries in respect of the period prior to the date of the Sale Agreement being paid and all returns which have been required to be made by MOI and its wholly owned

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                        subsidiaries prior to the date of the Sale Agreement
                        having, so far as the Vendors are aware, been made within the requisite periods and on a proper basis;

                10. at the date of the Sale Agreement, MOI and its wholly owned subsidiaries having no employees and no liabilities relating to employment of any person;

                11. save in respect of items provided for in the management accounts of MOI as at 31 October 2004, MOI having no material liabilities at the date of the Sale Agreement;

                12. at the date of the Sale Agreement, title to the assets free of encumbrances of MOI and the assets of its wholly owned subsidiaries,

                subject to disclosure at the date of the Sale Agreement (if and where necessary), but neither the Vendors nor any other Rio Tinto company will provide any warranty in relation to RPM other than title to its shares being held by MOEM.

                Any warranty given by the Vendors in relation to MOI and its wholly owned subsidiaries will be subject to customary provisions on limitation of liabilities on the part of the Vendors (including as to amount and specific period of time). Without prejudice to the foregoing, the liability of the Vendors in relation to the warranty set out in paragraph 3(b)(v)(5) above will be subject to a maximum cap on a claim by the Purchaser in relation thereto in the amount of the Initial Consideration and to a time limitation for claims under that warranty of a period of two years from the date of the Sale Agreement. The time limitation for all other claims under the terms of the Sale Agreement (or the documents referred to in that agreement) shall be a period of one year from the date of the Sale Agreement. For the avoidance of doubt, the parties acknowledge that such specific limitations on liability on the part of the Vendors will not necessarily apply to the other warranties and other provisions of the final agreements (save as stated herein), limitations on liability in respect of which are subject to negotiation.

                [Information omitted]

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        (vii)   You will procure the full release and discharge at completion of the Proposed Disposal of all indemnities, guarantees, letters of comfort and any similar arrangements provided by us or any of our affiliates in respect of MOI, its wholly owned subsidiaries and RPM or their respective businesses or operations (without any liability whatsoever remaining with us or our affiliates) and to the extent that the same cannot be fully released and discharged at completion of the Proposed Disposal, you will indemnify us and our affiliates until such full release and discharge shall have been obtained. It is also acknowledged that it is the intention of the parties that, after completion of the Sale Agreement, RTEH and its affiliates will not have any obligations in respect of or retain any interest in relation to MOI, its wholly owned subsidiaries or RPM or their businesses or interests.

4.      TIMING

Each party agrees to use its best endeavours and to procure that its relevant affiliates and representatives use their best endeavours to agree and enter into the Sale Agreement on or before 1 December 2004, subject to paragraphs 2 and 3(a). In the event that such agreement is not entered into by such date [Information omitted] each of us will have the right to terminate this letter agreement on or after 1 December 2004 or 15 December 2004 (as the case may be) forthwith upon giving written notice to the other, without prejudice to our respective rights in relation to antecedent breach of this letter agreement. The following paragraphs will survive termination of this letter agreement: paragraphs 5(b), 6, 7, 8, 9, 10, 11 and 12. [Information omitted]

We agree that, for a period of two weeks commencing on the effective date of this letter agreement, we will not, and will procure that no affiliate will, negotiate with any person other than you and your affiliates in relation to the Proposed Disposal, or enter into any agreement to dispose of our indirect 51% interest in RPM. The period of two weeks set out in this paragraph may be extended by RTEH (at our sole discretion) by notice in writing to you at any time on or before the expiry of such period if the process of negotiation between us and our respective affiliates of the final agreements relating to the Proposed Disposal is progressing to the satisfaction of RTEH. In any event, the parties emphasize that the existing shareholders'

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agreement dated 20 June 2003 between Rio Tinto Brasil Ltda (as assigned to MOEM)
and TVX Participacoes Ltda in relation to RPM (the "SHAREHOLDERS' AGREEMENT") will remain in full force and effect until terminated at closing of the Proposed Disposal and that at closing the parties will sign full and final releases in respect of the termination of such agreement and the operator agreement in relation thereto.

5.      ACCESS TO INFORMATION

(a) We will provide you and your affiliates and representatives with access to information and materials in relation to MOEM, MOI and their wholly owned subsidiaries and the geological model and data in relation to RPM, as soon as reasonably practicable after the date of this letter agreement, and will co-operate with any other reasonable requests made by you in relation to your due diligence exercise on MOI, MOEM and their wholly owned subsidiaries made during the term of this letter agreement, in each case up to 1 December 2004. [Information omitted]

(b) You acknowledge that no representations or warranties have been or will be given by us, our affiliates, MOEM, MOI, their wholly owned subsidiaries or RPM or our respective representatives concerning the Proposed Disposal or any other transaction contemplated herein, and that none of us will have any liability as a result of any reliance by you, your affiliates and your respective representatives on information supplied to you or your affiliates and your respective representatives and in connection with the Proposed Disposal or otherwise, other than as may be provided in the Sale Agreement (when signed).

6.      ANNOUNCEMENTS

Neither party nor its respective affiliates and representatives will make any announcement with respect to the Proposed Disposal or any other transaction contemplated by this letter agreement at any time without the written agreement of the other as to the form, content and timing of the announcement, save:

(a) as required by the regulations of any stock exchange or regulatory authority to which such party or its respective affiliates is subject; and

(b) for the announcements in the forms attached to this letter agreement as Attachment II which each of us agrees to make or procure that our relevant affiliates will make to the relevant stock exchanges on which our or their securities are listed one business day after the effective date of this letter agreement. We each agree (A) to co-operate with each other and our respective relevant affiliates as regards the timing of such announcements and (B) to consult with each other and our respective affiliates and representatives (in advance where practicable) in relation to any other communications made (whether orally or in writing) by us or our respective affiliates and representatives in relation to the same including to analysts and

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        other investors in our respective groups and each party agrees to have and agrees to procure that its affiliates have due regard to the other party's views to resolve any concerns raised by the other in relation to such communications.

7.      CONFIDENTIALITY

You undertake to us (for our benefit and for the benefit of our relevant affiliates) that (unless our prior written consent will first have been obtained) you will, and will procure that your respective affiliates and representatives will keep confidential for a period of two years from the effective date of this letter agreement and not by failure to exercise due care or otherwise by any act or omission disclose to any person whatever, or use or exploit commercially for your or their own purposes any information of whatever nature concerning the business, finances, assets, liabilities, dealings, transactions or affairs of MOEM, MOI or any of their wholly owned subsidiaries (but not, for the avoidance of doubt, RPM to which the terms of clause 10.4 of the Shareholders' Agreement will continue to apply). You agree to promptly deliver to us all such information which is in written form together with any copies thereof and permanently remove all such information from any computer, disk or other device upon termination of this letter agreement.

The consent referred to in this paragraph 7 will not be required for disclosure by a party of any confidential information relating to MOEM, MOI or any of their wholly owned subsidiaries:

(a) to your affiliates and their respective officers, employees and agents, in each case, to the extent required to enable you to carry out your obligations under this letter agreement and who will in each case be made aware by you of its obligations under this letter agreement and will be required by you to observe the same restrictions on the use of the relevant information as are contained in this paragraph;

(b) to your or your affiliates' professional advisers who are bound to you or your affiliates by a duty of confidence which applies to any information disclosed;

(c) to the extent required by applicable law or by the regulations of any stock exchange or regulatory authority to which you or your affiliates are subject or pursuant to any order of court or other competent authority or tribunal;

(d) to the extent that the relevant confidential information is in the public domain otherwise than by breach of this letter agreement by you or your affiliates; or

(e) which you or your affiliates lawfully possessed prior to obtaining it from us or our affiliates and representatives.

If you or your affiliates become required, in circumstances contemplated by this paragraph 7, to disclose any information you will give us such notice as is practical in the circumstances of such disclosure and will co-operate with us, having due regard

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to our views, and take such steps we may reasonably require in order to enable us to mitigate the effects of, or avoid the requirements for, any such disclosure.

You acknowledge and agree (for yourself and on behalf of your relevant affiliates) that monetary damages may not be a sufficient remedy for any breach of this paragraph 7 and that we and our affiliates may be entitled to specific performance and injunctive relief and any other equitable remedy as remedies for breach or threatened breach of this paragraph 7.

8.      EXPRESS REQUEST FOR COMMUNICATIONS

We, the parties, confirm for the purposes of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 that each expressly requests the other and its directors, and employees and advisers to communicate with it and its directors, employers and advisers in relation to the Proposed Disposal by way of personal visits, telephone calls and other interactive dialogue. Accordingly, such personal visits, telephone calls and other interactive dialogue will be treated as solicited by the parties and each of their directors, employees and advisers as the case may be, for the purposes of that Order.

9.      NOTICES

A notice, approval, consent or other communication given under or in connection with this letter agreement (in this paragraph known as a "NOTICE"):

        a.      must be in writing; and

        b. must be sent by facsimile to the facsimile number of the addressee which is specified in this paragraph, and marked for the attention of the person so specified, or to such other facsimile number and/or marked for the attention of such other person as the relevant party may from time to time specify by Notice given in accordance with this paragraph.

The relevant details of each party are:

RIO TINTO EUROPEAN HOLDINGS LIMITED
Facsimile: +44 207 753 2254
Attention: Doug Ritchie

KINROSS GOLD CORPORATION
Facsimile: +1 416 363 6622
Attention: John Ivany

In the absence of evidence of earlier receipt, any Notice will take effect from the time that it is deemed to be received. A Notice is deemed to be received on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient.

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

A Notice received or deemed to be received in accordance with this paragraph 9 on a day which is not a business day in London or Toronto or after 5 p.m. on any such business day according to local time in the place of receipt, will be deemed to be received on the next following business day.

10.     GENERAL

For the purposes of this letter agreement, "AFFILIATE" means a company which directly or indirectly controls, or is controlled by or is under the common control with, a party. For this purpose, "CONTROL" means the right to exercise, directly or indirectly, more than 50 per cent. of the voting rights attributable to the shares of the relevant company. For the purposes of this Agreement, Rio Tinto plc, incorporated in England, and Rio Tinto Limited, incorporated in Victoria, Australia, and the affiliates of each of them, will be considered as our affiliates.

No party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this letter agreement or sub-contract or delegate in any manner whatsoever its performance under this letter agreement (each of the above a "DEALING") and any such purported dealing in contravention of this paragraph will be ineffective, save as otherwise contemplated by this letter agreement.

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this Agreement, other than our relevant affiliates under paragraphs 5(b), 6, 7 and 12 and the Vendors.

11.     SUBMISSION TO THE BRAZILIAN ANTI-TRUST AUTHORITIES

You hereby agree to submit or procure the submission of this letter agreement and all other relevant information to the relevant Brazilian anti-trust regulatory bodies (the "REGULATORS") within 15 business days of the effective date of this letter agreement, as required by Brazilian law and to bear all associated costs arising therefrom. You have the responsibility of contacting and corresponding with the Regulators in relation to this letter agreement and seeking their approval to its terms rather than us or our affiliates but we each agree to:

(a) consult with each other and our respective relevant affiliates at all times;

(b) promptly provide to the other and our respective relevant affiliates and/or respective professional advisers such information and assistance as they may reasonably request in connection therewith and the progress thereof; and

(c) provide to the Regulators such information as they may reasonably request in relation thereto.

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12.     ARBITRATION AND GOVERNING LAW

This letter agreement and the negotiations between us and our respective affiliates and representatives concerning the Proposed Disposal and the documentation relating to the Proposed Disposal are governed by and construed in accordance with the laws of England. We agree (for ourselves and for each of our affiliates) that that any dispute arising in relation to or in connection with the terms of this letter agreement (other than a dispute to be referred to the independent accountant pursuant to paragraph 3(b)(iii)) will be referred to and finally settled by arbitration under and in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with those Rules. The seat of arbitration will be London but meetings may be held at such other place as the parties and the arbitrator(s) may agree. The language of arbitration proceedings will be English and all documents submitted to the arbitration will be submitted in their original form together with an English translation.

Please sign and return the attached duplicate of this letter agreement by no later than close of business (Toronto time) on Tuesday 9 November 2004 indicating your agreement to the above, which date of signature (subject to it being signed in the form agreed between us) will be the effective date of this letter agreement.

Yours faithfully,
FOR AND ON BEHALF OF RIO TINTO EUROPEAN HOLDINGS LIMITED

"IAN RATNAGE"
Director

We confirm our agreement to the terms of this letter agreement.
FOR AND ON BEHALF OF KINROSS GOLD CORPORATION

"JOHN IVANY"
Executive Vice President

                            DATE

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                                  ATTACHMENT I


                              [Information omitted]

                                  ATTACHMENT II

           TO THE LETTER AGREEMENT REGARDING THE PROPOSED ACQUISITION
                OF RIO PARACATU MINERACAO S.A. AND OTHER ASSETS

                       FORM OF THE RIO TINTO ANNOUNCEMENT

Rio Tinto and Kinross Gold Corporation (Kinross) have signed a letter of intent for the sale of Rio Tinto's 51 per cent interest in Rio Paracatu Mineracao
(RPM), the owner of the Morro do Ouro gold mine in Brazil.

The proposed consideration for Rio Tinto's interest in RPM is an amount of approximately US$260 million, payable in cash on completion. The consideration for the sale of the shares is subject to a working capital adjustment to be made after completion on the basis of the working capital position of RPM and its immediate holding companies, the subject of the sale, as at the date of completion.

The sale is subject to Kinross and Rio Tinto reaching agreement on all terms and entering into a definitive agreement. The transaction is expected to be completed by the end of 2004.

                        FORM OF THE KINROSS ANNOUNCEMENT

                          KINROSS ANNOUNCES PURCHASE OF
                     REMAINING 51% OF PARACATU MINE, BRAZIL


NOVEMBER XX, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS") is pleased to announce that it has signed a letter of intent for the purchase of 51% of the Rio Paracatu Mineracao (RPM) gold mine in Brazil from Rio Tinto. Kinross will own 100% of the property and become the operator. The proposed consideration for Rio Tinto's 51% shareholding in RPM (and its immediate holding companies) is approximately US$260 million payable in cash on completion, with a working capital adjustment made after completion on the basis of the working capital position of RPM and its immediate holding companies, the subject of the sale, as at the date of completion. Kinross intends to finance the proposed transaction with a combination of cash and debt. The sale is subject to Kinross and Rio Tinto reaching agreement on all terms and entering into a definitive agreement. The transaction is expected to be completed by the end of 2004.

The RPM gold mine is located near Brasilia in the state of Minas Gerais, Brazil. It has been in operation since 1987. Kinross acquired its 49% interest in the mine on January 31, 2003 when it merged with TVX Gold Inc.

Bob Buchan, President and C.E.O. said, "I am very excited to see Kinross becoming 100% owner and operator of the Paracatu mine in Brazil. We are very comfortable with the mine, and with operating in Brazil. This transaction will solidify our presence in the region, and is a positive step forward in terms of increasing our reserves and in reducing the number of joint ventures we are involved in. This transaction will increase Kinross' proven and probable reserves by roughly 4.0* million gold equivalent ounces, a 28% increase over our December 2003 reported reserves of 14.1 million gold equivalent ounces."












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